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                                                                     Exhibit 4aa

                          PRUCO LIFE INSURANCE COMPANY

                       [2999 North 44th Street, Suite 250
                             Phoenix, Arizona 85014]

                           403(b) ANNUITY ENDORSEMENT

The terms and conditions of this endorsement as set forth below are intended to apply to the Annuity attached hereto effective on the dates indicated and to qualify the Annuity as a tax deferred annuity under Section 403(b) of the Internal Revenue Code (the "Code"). The terms of this endorsement apply even if they do not agree with the other terms of this Annuity.

Owner/Participant - The term "Owner" may be referred to as "Participant" in your Annuity.

1. Nontransferability. The Annuity shall be nontransferable within the meaning of Code section 401(g) and the Treasury Regulations thereunder.

2. Limitation on contributions. Contributions made under a salary reduction agreement to this Annuity and any other 403(b) annuity contract owned by you shall not exceed the applicable annual limit under Code section 402(g), except as may otherwise be permitted under Code section 414(v).

3. Minimum Required Distributions. Except to the extent otherwise permitted by Treasury Regulations or other applicable law, the requirements of Code section 401(a)(9), including the minimum incidental death benefit requirements of Code section 401(a)(9)(G), shall apply to distributions from the Annuity in the manner applicable under Code section 403(b)(10).

4. Rollovers. A distributee may elect to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover. For this purpose, the following definitions and rules apply:

     (i) Eligible rollover distribution. An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distribute or the joint lives (or joint life expectancies) of the distributee and the distributee's Designated Beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under Code section 401(a)(9) as made applicable by Code section 403(b)(10); any distribution made upon the hardship of the employee; and any other amounts designated in applicable federal tax guidance. The term eligible rollover distribution shall not include the portion of any distribution that is not includible in gross income except to the extent that such amount is paid directly to an eligible retirement plan that is can individual retirement account described in Code section 408(a), an individual retirement annuity described in Code section 408(b), or an annuity described in Code section 403(b) or qualified trust described in Code section 401(a) and such annuity or trust agrees to separately account for such amounts so transferred, including separately accounting for the portion of such distribution that is includible in gross income and the portion that is not so includible.

     (ii) Eligible Retirement Plan. An eligible retirement plan is an individual retirement account described in Code section 408(a), an individual retirement annuity described in Code section 408(b), an annuity plan described in Code sections 403(a) or 403(b), a qualified trust described in Code section 401(a), or an eligible deferred compensation plan described in Code section 457(b) which is maintained by an eligible governmental employer described in Code section 457(e)(1)(A), that accepts the distributee's eligible rollover distribution.


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     (iii) Distributee. You are a distributee whether you are an employee or former employee. In addition, your surviving Spouse or your Spouse or former Spouse who is the alternate payee under a qualified domestic relations order, as defined in ERISA section 206(d), are distributees with regard to the interest of the Spouse or former Spouse.

     (iv) Non-Spouse Beneficiary. To the extent permitted by Code section 402(c)(11) and applicable federal tax guidance thereunder, a direct trustee-to-trustee transfer may be made to an individual retirement account described in Code section 408(a) or an individual retirement annuity described in Code section 408(b) of an individual who is your designated beneficiary but who is not your surviving Spouse if such transfer would be an eligible rollover distribution but for that the distribution is not being made to you or your surviving Spouse.

     (v) Direct Rollover. A direct rollover is a payment by the plan to the eligible retirement plan specified by the distributee.

5.   Distribution Restrictions

     (i) Salary reduction contributions. Except to the extent otherwise permitted or limited by Treasury Regulations or other applicable law, contributions to the Annuity made pursuant to a salary reduction agreement and earnings related thereto may be distributed only:

           i.  After the Owner attains age 59 1/2,

           ii. After the Owner has a severance from employment,

           iii. After the Owner dies,

           iv. After the Owner becomes disabled within the meaning of Code section 72(m)(7),

           v.  After the Owner experiences a hardship within the meaning of Code section 403(b)(11)(B) (in which case the distribution may not include earnings), or

           vi. After termination of the plan of which this Annuity is a part.

     (ii) Nonelective employer contributions. Except to the extent otherwise permitted or limited by Treasury Regulations or other applicable law, for Annuities issued on or after January 1, 2009, nonelective contributions to the Annuity made by your employer may be distributed only:

           i. After two years have elapsed since the nonelective contribution was made,

           ii. After the Owner attains age 59 1/2,

           iii. After the Owner has a severance from employment,

           iv. After the Owner dies,

           v.  After the Owner becomes disabled within the meaning of Code section 72(m)(7),

           vi. After the Owner experiences a hardship within the meaning of Code section 403(b)(11)(B), or

           vii. After termination of the plan of which this Annuity is a part.


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6.   ERISA

     If this Annuity is part of an employee benefit plan which is subject to Title 1 of ERISA, or if this Annuity contains amounts transferred from a plan which was subject to Title 1 of ERISA, your employer shall take all such actions as are necessary to assure that the Annuity is administered in compliance therewith, including but not limited to compliance with the reporting and disclosure requirements of ERISA, and that any distributions from this Annuity or from such transferred amounts, as applicable, and any Beneficiary designations, shall be subject to the joint and survivor annuity requirements and pre-retirement survivor annuity requirements of ERISA section 205 to the extent applicable. We are under no obligation to determine whether Title 1 of ERISA is applicable to the Annuity. Any determination in that regard shall be the sole responsibility of your employer, and we shall be entitled to rely on that determination by your employer. We are entitled to regard the Annuity as not subject to Title 1 of ERISA unless notified otherwise in Good Order by your employer.

7.   Annuity Table. This Endorsement amends your Annuity as follows:

     (a)  All references to sex differentiation are eliminated.

     (b) The following Option 2 Annuity Table replaces the corresponding Annuity Table currently appearing in your Annuity. The Annuity Payment Table below is used to compute the minimum monthly amount of a life annuity payment with 120 payments certain per $1,000 applied. We used Annuity 2000 Valuation Mortality Table, less four years, with projected mortality improvements (modified scale G), and an interest rate of 2% per year in preparing the Annuity Payment Table.

            Table 2 - Payments for Life with a 10 Year Period Certain

Adjusted  Monthly  Adjusted  Monthly  Adjusted  Monthly
  Age      Rate      Age       Rate     Age       Rate
--------  -------  --------  -------  --------  -------
   41      2.54       61       3.54      81       6.34
   42      2.57       62       3.62      82       6.54
   43      2.61       63       3.71      83       6.75
   44      2.64       64       3.80      84       6.96
   45      2.68       65       3.89      85       7.17
   46      2.71       66       3.99      86       7.37
   47      2.75       67       4.10      87       7.56
   48      2.79       68       4.21      88       7.75
   49      2.83       69       4.33      89       7.92
   50      2.88       70       4.46      90       8.08
   51      2.93       71       4.59      91       8.23
   52      2.97       72       4.73      92       8.37
   53      3.03       73       4.88      93       8.49
   54      3.08       74       5.04      94       8.60
   55      3.14       75       5.20      95       8.70
   56      3.19       76       5.37
   57      3.26       77       5.55
   58      3.32       78       5.74
   59      3.39       79       5.93
   60      3.46       80       6.13


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                          PRUCO LIFE INSURANCE COMPANY


                                    [GRAPHIC]
                      [-----------------------------------]
                                    Secretary


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